Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 24 June 2004

ORK – Trade subject to notification

On 23 June 2004, Orkla exercised 3,333 options at a strikeprice of NOK 135.

A total of 1,925,773 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,535,091 shares. The resolution adopted by the Annul General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,927,940 of its own shares.

dlw 7/8

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 23 June 2004

ORK – Trade subject to notification

On 22 June 2004, Orkla exercised 9,333 options; 6,000 at a strike price of NOK 132 and 3,333 at a strikeprice of NOK 135.

A total of 1,929,106 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,538,424 shares. The resolution adopted by the Annul General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,931,273 of its own shares.